08001585

RECEIVED
2008 MAR 31 P 4:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHORUS MOTORS PUBLIC LIMITED COMPANY

SUPPL

Unaudited Financial Statements
for the nine months ending 31 December 2007

PROCESSED
APR 0 3 2008
THOMSON FINANCIAL

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

PROFIT AND LOSS ACCOUNT

for the nine months ending 31 December 2007

	31 Dec 2007 $	31 Dec 2006 $
Revenue	756,583	1,085,713
Expenditure	(433,919)	(48,600)
Development fees	(223,919)	--
Administration fees	(210,000)	(48,600)
Retained profit (loss) for the period	322,664	1,037,113
Retained earnings brought forward	1,761,870	562,848
Retained earnings carried forward	$ 2,084,534	$ 1,599,961

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

BALANCE SHEET
As at 31 December 2007

	31 Dec 2007	31 Dec 2006
	$	$
Investments	66,703	67,324
Current Assets		
Debtors	14,273,201	13,857,331
Creditors - amounts falling due within one year	--	69,333
Net current assets	14,273,201	13,787,998
Total Net Assets	$ 14,339,904	$ 13,855,322
Capital and Reserves		
Called up Share Capital	66,014	66,005
Share Premium Account	12,189,356	12,189,356
Profit and Loss Account	2,084,534	1,599,961
Total Shareholders' Funds	$ 14,339,904	$ 13,855,322
Number of shares in issue	6,601,483	6,600,483

END